UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JANUARY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  January 12, 2006                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    JANUARY 12, 2006


            TUMI RESOURCES STAKES THE SVARDSJO CU-PB-ZN-AG PROSPECT,
                          BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the acquisition, through staking, of the Svardsjo property, comprising 284 hectares and covering the historical Svardsjo Silver ("Ag")-Lead ("Pb")-Zinc ("Zn")-Copper ("Cu") mines within the Bergslagen District of south-central Sweden.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is a highly mineralized district and one of the most important ore districts in Sweden, containing deposits of iron, manganese, base-metal and silver.

The historic Svardsjo mines are located 16 kms NE of Falun and are generally considered to be of a volcanogenic-exhalative origin formed contemporaneously with the deposition and alteration of the volcanics. Other historical mines of this classification within the Falun district include Garpenberg, Falun and Zinkgruvan.

Historically, there were three ore bodies mined at Svardsjo:

1) Kompanimalmen - Appears on the surface as three lenses aligned along strike but at depth these form a single body below the 200m level. This group has a slight silver content with the Zn-Pb.

2) Mellangruvan - Lies entirely in dolomitic skarn. It is a breccia with sphalerite, galena and some chalcopyrite that forms a matrix. The silver content is three times higher in this ore body than the other two. It extends to a depth of 450m.

3) Norramalmen - Occurs in a vertical gouge zone with massive to fine-grained sulphide containing more pyrite and pyrrhotite than the other ore bodies.

Historical records indicate that 973,000 tonnes were mined between the Middle Ages and 1931, then 828,000 tonnes were mined between 1953 and 1972. Records for the period 1959-1971 show that the 775,000 tonnes mined during this time averaged 113 g/t Ag, 0.6% Cu, 2.7% Pb and 6.0% Zn. The average grade of 51,000 tonnes produced between 1983 and 1985 was 0.3 g/t Au, 60 g/t Ag, 0.6% Cu, 1.5%. Between 1988 and 1989, a total of 21,500 tonnes was mined at an average grade of
0.3 g/t Au, 82 g/t Ag, 0.5%Cu, 1.2% Pb and 3.1% Zn.

The Company intends to obtain the historical records of this mineral field for detailed study and believes the area has excellent potential for discovering new mineral occurrences either along strike or down-dip from the known mineralization or new mineralized zones.

Says David Henstridge: "As a silver explorer, our focus has been on Mexico, one of the world's most important silver producers, where we are continuing advanced exploration at the La Trini project. Further research for new silver projects took us to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine. Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t. Our research indicated the ground was open at the old Sala Mine, so the Company has staked the mine and surrounding ground. We believe that modern exploration methods may help discover new silver occurrences in and around the old mines."

Tumi has made a serious commitment to silver exploration in Sweden. In addition to acquiring Sala and Svardsjo, the Company has applied for further exploration licences in Sweden."

The qualified person for the Svardsjo Project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has verified the contents of this news release.


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On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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